UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

Perceptron, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

71361F100
(CUSIP Number)

Chad H. Goldstein
Moab Capital Partners, LLC
15 East 62nd Street
New York, New York 10065
(212) 981-2623

Andrew Freedman, Esq.
Meagan Reda, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [_].

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Moab Capital Partners, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

844,898

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

844,898

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

844,898

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Moab Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

791,762

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

791,762

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

791,762

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael M. Rothenberg

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

844,898

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

844,898

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

844,898

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	71361F100

Item 1.	Security and Issuer.

The name of the issuer is Perceptron, Inc., a Michigan corporation (the "Issuer").  The address of the Issuer's principal executive offices is 47827 Halyard Drive, Plymouth, Michigan, United States of America.  This Schedule 13D relates to the Issuer's common stock, $0.01 par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed jointly by (i) Moab Partners, L.P., a Delaware limited partnership ("Moab LP"), (ii) Moab Capital Partners, LLC, a Delaware limited liability company ("Moab LLC"), which serves as the investment adviser for Moab LP and a separately managed account (the "Managed Account"), and (iii) Michael R. Rothenberg, a United States citizen who serves as the managing member of Moab LLC (collectively, the "Reporting Persons").  The Reporting Persons were previously members of a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) with Harbert Discovery Fund, LP, Harbert Discovery Fund GP, LLC, Harbert Fund Advisors, Inc., Harbert Management Corporation, Jack Bryant, Kenan Lucas, and Raymond Harbert (collectively the "Harbert Parties").  Effective as of August 10, 2016, such group has been terminated and the Reporting Persons specifically disclaim group status with the Harbert Parties.

(b)	The principal business address for each of the Reporting Persons is 15 East 62nd Street, New York, New York 10065.

(c)
The principal business of Moab LP is investing in event-driven securities.  Moab LLC serves as the investment adviser for certain private investment funds, including Moab LP and the Managed Account. Mr. Rothenberg serves as the managing member of Moab LLC.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Moab LP and held in the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 791,762 Shares directly owned by Moab LP is approximately $5,440,000, including brokerage commissions.  The aggregate purchase price of the 53,136 Shares held in the Managed Account is approximately $341,000, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer reported herein based on their belief that the securities were undervalued and represented an attractive investment opportunity.  The Reporting Persons were previously members of a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with the Harbert Parties.  Effective as of August 10, 2016, such group has been terminated and the Reporting Persons specifically disclaim group status with the Harbert Parties.

On August 9, 2016, the Issuer entered into a Voting Agreement (the "Voting Agreement") with the Reporting Persons in connection with the appointment of William C. Taylor, James A. Ratigan and John F. Bryant (collectively, the "New Directors") to the Issuer's Board of Directors.

The Voting Agreement requires that the Reporting Persons vote all Shares of the Issuer that they beneficially own for each of the Issuer's nominees for election to the Board, in favor of the Issuer's "say-on-pay" proposals, for the ratification of the appointment of independent auditors and, in other matters, in accordance with the recommendation of the Board. Pursuant to the Voting Agreement, the Reporting Persons have also agreed to certain customary standstill provisions.

The Voting Agreement generally terminates on the date that is thirty days prior to the deadline for a shareholder to submit nominations at the 2017 Annual Meeting of the Shareholders of the Issuer.

The foregoing description is qualified in its entirety by reference to the Voting Agreement, which is incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 10, 2016.

The Reporting Persons have had conversations with the Issuer's management and the Board regarding possible ways to enhance shareholder value. Consistent with the Voting Agreement, the Reporting Persons intend to have additional conversations with the Issuer's management and Board of Directors. These conversations have covered and are expected to continue to cover a range of issues, including those relating to the business of the Issuer; board composition; management; operations; capital allocation; asset allocation; capitalization; dividend policy; financial condition; mergers and acquisitions strategy; overall business strategy; executive compensation; and corporate governance. The Reporting Persons have also had similar conversations with other stockholders of the Issuer and other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals, and other investors. Consistent with the Voting Agreement, the Reporting Persons may at any time reconsider and change their intentions relating to the foregoing.

No Reporting Person has any present plan or proposal which would relate to or would result in any of the matters set forth in subparagraphs (a)- (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons may in the future take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer's management and the Board of Directors, other stockholders of the Issuer, and other interested parties, such as those set out above.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's Board of Directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to its investment position in the Issuer as it deems appropriate, including, without limitation, purchasing additional Common Stock or selling some or all of its Common Stock, and/or engaging in hedging or similar transactions with respect to the Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof,  (i) Moab LP may be deemed to be the beneficial owner of 791,762 Shares, constituting 8.5% of the Shares and (ii) Moab LLC and Michael R. Rothenberg may be deemed to be the beneficial owners of 844,898 Shares, constituting 9.0% of the Shares, in each case based upon *9,345,246 Shares outstanding as of the date hereof.

Moab LP has the sole power to vote or direct the vote of 791,762 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 791,762 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

Moab LLC has the sole power to vote or direct the vote of 844,898 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 844,898 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

Michael R. Rothenberg has the sole power to vote or direct the vote of 844,898 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 844,898 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

*This outstanding Shares figure reflects the number of outstanding Shares at May 5, 2016, as reported in the Issuer's Form 10-Q, filed on May 9, 2016.

The Reporting Persons were previously members of a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with the Harbert Parties.  Effective as of August 10, 2016, such group has been terminated and the Reporting Persons specifically disclaim group status with the Harbert Parties.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Moab LP sold short certain exchange-listed put options referencing an aggregate of 13,200 Shares, which had an exercise price of $5.00 per Share and expired on July 15, 2016.

The Managed Account sold short certain exchange-listed put options referencing an aggregate of 800 Shares, which had an exercise price of $5.00 per Share and expired on July 15, 2016.

The Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached as Exhibit A hereto and is incorporated herein by reference.

Other than the Voting Agreement and as set forth above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement.
Exhibit B:  Voting Agreement (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 10, 2016).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 12, 2016
(Date)

Moab Partners, L.P.*

By:              Moab Capital Partners, LLC,
its Investment Adviser

By:              /s/ Michael M. Rothenberg
Managing Director

Moab Capital Partners, LLC*

By:              /s/ Michael M. Rothenberg
Managing Director

/s/ Michael M. Rothenberg*
Michael M. Rothenberg

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment to Schedule 13D, dated August 12, 2016, relating to the Common Stock, $0.01 par value of Perceptron, Inc. shall be filed on behalf of the undersigned.

August 12, 2016
(Date)

Moab Partners, L.P.*

By:              Moab Capital Partners, LLC,
its Investment Adviser

By:              /s/ Michael M. Rothenberg
Managing Director

Moab Capital Partners, LLC*

By:              /s/ Michael M. Rothenberg
Managing Director

/s/ Michael M. Rothenberg*
Michael M. Rothenberg